UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

China Unicom Limited

(Name of Issuer)

Ordinary Shares, Par Value HK$0.10 Per Share

(Title of Class of Securities)

16945R 10 4

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16945R 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) China Unicom (BVI) Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 9,725,000,020

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 9,725,000,020

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,725,000,020

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 77.5%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 16945R 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) China United Telecommunications Corporation Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 9,725,000,020

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 9,725,000,020

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,725,000,020

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 77.5%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 16945R 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) China United Telecommunications Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 9,725,000,020

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 9,725,000,020

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,725,000,020

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 77.5%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer China Unicom Limited, a Hong Kong company with limited liability (the “Issuer”).
	(b)	Address of Issuer's Principal Executive Offices Jia-133 Xi Dan Bei Da Avenue, Xi Cheng District, Beijing 100032, P.R. China.

Item 2.
(a)

Name of Person Filing

China Unicom (BVI) Limited, a BVI corporation (“Unicom BVI”), China United Telecommunications Corporation Limited, a company incorporated in the People’s Republic of China (the “A Share Company”), and China United Telecommunications Corporation, a company incorporated in the People’s Republic of China (“Unicom Group”, and together with Unicom BVI and the A Share Company, the “Reporting Persons”).

(b)

Address of Principal Business Office or, if none, Residence

The principal business address of Unicom BVI and Unicom Group are at Jia-133 Xi Dan Bei Da Avenue, Xi Cheng District, Beijing 100032, P.R. China.  The principle business address of the A Share Company is Jia-133 Xi Dan Bei Da Avenue, Xi Cheng District, Beijing 100032, P.R. China.

	(c)	Citizenship Unicom BVI is a BVI corporation. The A Share Company is a company incorporated in the People’s Republic of China. Unicom Group is a company incorporated in the People’s Republic of China.
	(d)	Title of Class of Securities Ordinary Shares, par value HK$0.10 per share (the “Shares”).
	(e)	CUSIP Number 16945R 10 4

Unicom Group and Unicom BVI are filing Amendment No. 1 to their existing Schedule 13G with respect to the Shares of the Issuer they acquired prior to the initial public offering of the Issuer and the registration of the Shares under the Exchange Act in June 2000.  After the initial public offering of the Issuer, Unicom BVI, which was a wholly owned subsidiary of China Unicom (Hong Kong) Group Limited (“Unicom HK”), a Hong Kong company and wholly owned subsidiary of Unicom Group, owned 9,725,000,020 Shares, or 77.5% of the outstanding Shares.

In an internal reorganization of Unicom Group’s shareholding in the Issuer in 2002, Unicom HK transferred the total issued capital of Unicom BVI it held to Unicom Group and Unicom BVI became the direct wholly owned subsidiary of Unicom Group.  Unicom Group then transferred 51% of its equity interest in Unicom BVI to the A Share Company, and in turn owned 99.98% of the equity interest in the A Share Company.  The A Share Company is a newly established holding company with its business scope being limited to indirectly holding the equity interest in the Issuer.  The internal reorganization was followed by the initial public offering of ordinary shares, par value RMB 1.00 per share (“A Shares”), of the A Share Company in mainland China, the listing of the A Shares on the Shanghai Stock Exchange and the transfer of all of the net offering proceeds by the A Share Company to Unicom Group in return for an additional 22.8% equity interest in Unicom BVI.

As a result of the internal reorganization and related transactions described above, Unicom Group currently holds 74.6% of the total equity interest in the A Share Company with the remaining 25.4% of the A Share Company mostly owned by public shareholders.  The A Share Company in turn holds 73.8% of the total issued capital of Unicom BVI with the remaining 26.2% of Unicom BVI held directly by Unicom Group.  Unicom BVI continues to hold 77.5% of the outstanding Shares of the Issuer and Unicom Group remains the ultimate controlling shareholder of the Issuer.  The A Share Company is filing this Schedule 13G jointly with Unicom Group and Unicom BVI.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not Applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
(b) Percent of class:
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of

The aggregate number and percentage of the outstanding Shares of the Issuer beneficially owned by each Reporting Person and the number of Shares as to which the person has the sole or shared power to vote or direct the voting of and dispose or direct the disposition of are as indicated on pages 2 through 4 above.

Also see the answer to Item 2 above.  As described further below, the articles of association of the A Share Company and Unicom BVI implement a mechanism whereby Unicom BVI is required to vote its Shares in the Issuer proportionately in accordance with instructions from its shareholders, Unicom Group and the A Share Company.  For purpose of the discussion below, the portions of the Shares in the Issuer owned by Unicom BVI corresponding to the proportionate interests of Unicom Group and the A Share Company are referred to as “Unicom Group’s Attributable Shares” and “A Share Company’s Attributable Shares”, respectively.  Under the above mentioned mechanism, before Unicom BVI is to vote on any proposal at a shareholders’ meeting of the Issuer, the A Share Company must first convene its own shareholders’ meeting on the same proposal.  The A Share Company is then required, and has the right, to direct Unicom BVI to vote the A Share Company’s Attributable Shares in the same proportions of approval, objection and abstention as resulted from the voting at the shareholders’ meeting of the A Share Company on such proposal.  Unicom Group can similarly direct Unicom BVI’s voting of Unicom Group’s Attributable Shares.   This voting mechanism is designed to allow public shareholders of the A Share Company to indirectly participate in the shareholder voting of the Issuer.  It would not apply to the approval process for any connected transaction between the Issuer or its subsidiaries and Unicom Group or its subsidiaries on which Unicom BVI is not permitted to vote under the Listing Rules of the Hong Kong Stock Exchange.  Such connected transactions may require separate approvals by the public shareholders of both the Issuer and the A Share Company.  The articles of association of the A Share Company include provisions requiring the A Share Company to maintain effective control of the Issuer and otherwise limiting the business scope and activities of the A Share Company.  These provisions require the consent of shareholders holding four-fifths of the shares represented at a shareholders’ meeting of the A Share Company for amendment.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following  [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

See the answer to Item 2 above.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

Signature

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2003

China Unicom (BVI) Limited

	By:	/s/ Shi Cuiming
Name: Shi Cuiming
Title: Executive Director

China United Telecommunications Corporation Limited

	By:	/s/ Tan Xinghui
Name: Tan Xinghui
Title: Executive Director

China United Telecommunications Corporation

	By:	/s/ Wang Jianzhou
Name: Wang Jiangzhou
Title: Executive Director

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Joint Filing Statement, dated February 13, 2003, between China Unicom (BVI) Limited, China United Telecommunications Corporation Limited and China United Telecommunications Corporation.